

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Dustin Moskovitz
President, Chief Executive Officer, and Chair
Asana, Inc.
1550 Bryant Street, Suite 200
San Francisco, CA 94103

      Re: Asana, Inc.
          Draft Registration Statement on Form S-1
          Submitted January 31, 2020
          CIK No. 0001477720

Dear Mr. Moskovitz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS S-1 filed January 31, 2020

General

1.   We note that you have not yet disclosed the exchange on which you will list your Class A common stock. Please be advised that we may have additional comments upon receipt and review of an amendment with materially complete disclosures about the listing process, the distribution and the risks associated with it.

Prospectus Summary
Benefits of Our Solution, page 6

2.   You disclose that by adopting your platform, your customers experience increased productivity, reduced costs for dedicated project management and reduced costs from

project delays. Please provide support for this statement or clarify that this is your belief.

Selected Consolidated Financial Data, page 53

3.   Please include an explanation for the presentation of pro forma per share amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 56

4.   Refer to the discussion of paying customers, users, paid users and free activated accounts on your platform since inception. We note that a single organization may have multiple paying customers. Please tell us whether you considered also discussing any trends in the number of organizations among your paying customers and whether fluctuations in the number of organizations may indicate a trend in revenue or cost of acquiring new subscriptions. Also, please tell us whether there are any trends in any interaction between changes in your dollar-based net retention rate and the number of organizations among paying customers.

Factors Affecting Our Performance
Retain and Expand Within Existing Customers, page 58

5.   Please discuss any trends in your dollar-based net retention rate for the different levels of customer spend, if material.

Results of Operations
Comparison of Fiscal 2019 and Fiscal 2020, page 64

6.   Please expand the discussion of revenues to address any trends in product mix between the various levels of paid subscriptions from period to period.

Critical Accounting Policies and Estimates
Stock-Based Compensation Expense, page 69

7.   Please explain to us, in detail, your consideration of secondary transactions when determining the fair value of your common stock. In particular, please explain to us your consideration of the October 2019 tender offer. Provide an analysis, by date, that identifies for us the secondary transactions considered and summarizes the reasons for any differences in the values established in these transactions and your estimates of the fair value of your common stock.

Business
Our Customers, page 91

8.   You disclose here that you define a "paying customer" as a distinct account and note that a single organization may have multiple paying customers. While you also disclose that no individual customer represented more than 1% of your revenues in the years ended

January 31, 2019 and 2020, please tell us whether any single organization accounted for 10% ore more of your revenues and, if so, revise to provide the disclosure required by Item 101(c)(1)(vii) of Regulation S-K. Furthermore, please clarify whether the terms "customer" and "paying customer" are distinct or interchangeable.

Certain Relationships and Related Party Transactions, page 111

9. On page F-29, you disclose that you have a recurring subscription agreement with a company affiliated with a member of your board and that the total contract value was $0.3 million for the year ended January 31, 2019. Please provide the information required by Item 404(a) of Regulation S-K for this transaction.

Guaranty of Office Lease, page 114

10. You disclose that Mr. Moskovitz, your CEO, entered into: (1) a personal guaranty of your office lease with the landlord of your office space; and (2) a reimbursement agreement with you related to your office lease and his personal guaranty of it. Please file these agreements as material agreements. See Item 601(b)(10) of Regulation S-K.

Principal and Registered Stockholders, page 115

11. We note the company's outstanding RSUs. Tell us whether there is an expectation that any of these RSUs will be sold due to a taxable event triggered by the direct listing. If so, tell us the process for determining how many will be sold at the opening of trading.

Description of Capital Stock
Choice of Forum, page 123

12. You disclose that your amended and restated certificate of incorporation will contain an exclusive forum provision that will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain types of actions and proceedings. While your disclosure indicates that this provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act, please also ensure that the provision itself clearly states this. You also disclose that your amended and restated certificate of incorporation will contain an exclusive forum provision that will provide that the the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise your discussion of enforceability concerns relating to this provision to note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Note 9. Stockholders' Deficit, page F-24

13. Please disclose your intention to effect the Reclassification of Class A and Class B common stock, which we note has been reflected throughout your filing other than within

the financial statements.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eleanor Lacey, Esq.